May 31, 2013

Securities and Exchange Commission
100 F Street, N.E., Stop 4631
Washington, D.C.  20549

Re:	Form 10-K for the Year ended December 31, 2012
Filed February 13, 2013
File No. 1-3247

Ladies and Gentlemen:

We are responding to the comments in the Securities and Exchange Commission (the “Staff”) letter dated May 7, 2013 to Mr. James B. Flaws of Corning Incorporated (“Corning”).  For your convenience, we have included the Staff’s comments below (in bold) followed by our related response.

Form 10-K for the Year Ended December 31, 2012

General

1.	Where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future filings, including your interim filings, if applicable.

Corning will comply with this comment, and will include revisions made pursuant to this letter in future filings, as indicated in our responses below.

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 17

Results of Operations, page 19

2.
Please provide a more detailed analysis of the factors that impact your operations, including a complete discussion of known or anticipated trends that may continue to have an impact on sales, profit margins, selling, general and administrative expenses, etc.  Your discussion and analysis should provide investors with sufficient information to understand the historical trends and the expectations for the future as seen through the eyes of management.  We noted the following issues with regard to your discussion:

We acknowledge the Staff’s comments and will revise our future disclosure to provide a more detailed analysis of the factors that impact our operations.  With respect to the specific items listed above, we provide the following supplemental responses, which reflect our proposed disclosure format for future filings.

We note for the Staff that we will provide additional quantitative information for our segment disclosure, as proposed below, except for certain specific information related to Display Technologies.  We suggest this disclosure methodology for the following reasons:

o
Because the Display Technologies segment consists of one product line, giving precise information on volume and price movements allows customers and competitors to derive conclusions on our pricing, capacity, and cost structure, which puts us in a competitively disadvantageous position.

o
The Display Technologies segment has a limited number of competitors, all of which are located in Asia.  Because these competitors are not subject to the same level of public disclosure as Corning, we feel disclosing precise amounts or percentages harms us competitively.

o
We believe providing a narrow range in percentage terms on volume and price movements gives our investors the information necessary to understand the drivers of our Display segment operating results, while protecting our position in the market place.

•
On page 19 you disclose that sales in the Specialty Materials segment increased by double-digits due to the strong demand for Corning Gorilla Glass.  On page 24 you disclose that within your Display Technologies segment retail demand for larger- sized LCD televisions drove a double-digit increase in volume. Describing your growth as “double digit” is ambiguous and could imply growth between 10% and 99%. Please quantify percentages, rather than describing amounts as “double digit.”

•	Revised disclosure:

o
Sales in the Specialty Materials segment increased by 25% due to the strong demand for Corning® Gorilla® Glass that is used as cover glass in portable handheld display devices, tablets and notebook computers.

o
Retail demand for larger-sized LCD televisions drove an increase in volume in the low-twenties in percentage terms in our wholly-owned business in 2012, when compared to the prior year, and slightly offset the price declines described above.

As noted by the Staff, we agree that the describing our growth as “double digit” is ambiguous.  We will ensure more specific percentage disclosure is presented in future filings.

•
On page 24 you disclose that the Display Technologies segment’s decrease in net sales in 2012 reflects significant price declines which occurred in the fourth quarter of 2011 and the first quarter of 2012. You further indicate the increase in volume resulting from retail demand for your larger-sized LCD televisions “slightly offset” the price declines. Please expand your disclosures to quantitatively describe the dollar impact that price and volume variances had on Display Technologies’ net sales.

•	Revised disclosure:

o
The decrease in net sales in 2012, when compared to 2011, reflects price declines in the mid-twenties in percentage terms which occurred in the fourth quarter of 2011 and the first quarter of 2012 for the six month period, driven by customer and competitive pressures associated with share shifts at several major customers in a period of excess glass supply.  Sequential price declines became much more moderate in the second and third quarters of 2012, reflecting a better matching of supply and demand for glass, and more stable levels of inventory in the LCD supply chain.  In the third and fourth quarter of 2012, Corning entered into new supply agreements with key customers.  These agreements were intended to stabilize Corning’s share at each of the customers and maintain a fixed relationship between Corning’s pricing and competitive pricing for such customer.  Fourth quarter sequential prices declined in the mid-single digit percentage, slightly higher than the prior two quarters, due to some initial adjustments to line up Corning’s prior pricing with the requirements of these new agreements.  Retail demand for larger-sized LCD televisions drove an increase in volume in the low-twenties in percentage terms in our wholly-owned business in 2012, when compared to the prior year, and slightly offset the price declines described above.  Movements in foreign exchange rates did not significantly impact net sales of this segment.

•
On page 25 you disclose that net sales for the Telecommunications segment were up slightly for 2012 as compared for 2011 and you disclose the contributing factors.  Please quantify the impact of each contributing factor that you identify.

•	Revised disclosure:

o
Net sales for the segment were up slightly when compared to 2011, driven by increased demand for optical fiber and cable in China in the amount of $82 million, an increase in sales of $42 million for fiber-to-the-premises products in Australia, and an increase in sales of wireless products of $26 million. This growth was offset somewhat by a decline of $28 million for legacy copper products.  The impact of foreign exchange rate movements on net sales of this segment was not significant (approximately 1%).

•
On page 26 you disclose that net sales of the Environmental Technologies segment declined, in part, due to the negative impact of foreign exchange rate movements. Please quantify the impact that foreign exchange rates had on Environmental Technologies’ net sales and results of operations.

•	Revised disclosure:

o
Net sales of this segment decreased in 2012 when compared to 2011, due to a decline in net sales of our diesel products.  The impact of movements in foreign exchange rates on net sales of this segment was not significant (approximately 3%).

The above examples are only meant to highlight areas where additional information would have been beneficial to investors. Please address these comments as they relate to your consolidated and segment results of operations.  Refer to Section 501.04 of the Financial Reporting Codification and SEC Release 33-8350 for guidance.  Please show us in your supplemental response what the revisions will look like in future filings.

•
As requested by the Staff, and per Section 501.04 of the Financial Reporting Codification and SEC Release 33-8350, in future filings we will include detailed analysis of the factors that impact our operations, including a complete discussion of known or anticipated trends that may continue to have an impact on sales, profit margins, selling, general and administrative expenses, etc., which will provide investors with sufficient information to understand the historical trends and expectations for the future as seen through the eyes of management.

Cash Flows, page 29

2012 vs. 2011

3.
You indicate that a net positive change in working capital effected operating cash flow.  Please expand your disclosures to discuss the material underlying components of working capital and the reasons for material changes in these components.  In addition, please explain how the decrease in your accounts payable and other current liabilities from 2011 to 2012 as reflected in your consolidated balance sheets resulted in $189 net cash provided by operations in 2012.

In future filings we will include an expanded discussion addressing the material underlying components of working capital and the reasons for material changes in these components.  With respect to the $189 million in net cash provided by changes in accounts payable and other accrued current liabilities, we provide the following information:

Our consolidated balance sheet as of December 31, 2012 reflects a decrease in accounts payable and other current liabilities of $190 million, while our consolidated statements of cash flows for the year ended December 31, 2012 reflects a cash inflow from changes in accounts payable and other current liabilities in the amount of $189 million.  The primary driver behind this is the classification of accounts payable for capital expenditures in the amount of $270 million in investing activities of the consolidated statements of cash flows.  In our disclosures related to capital spending, we discuss significant multi-year investment plans to increase manufacturing capacity in several of our reportable segments.  While spending for these projects continued into 2012, the majority of the construction costs were incurred in 2011, with a significant amount accrued at December 31, 2011.  These amounts were appropriately excluded from the cash flow statement in 2011, as they are non-cash activities.  These amounts were paid in 2012, which accounts for the decrease in accounts payable.  The cash outflows for these payments are reflected in the capital expenditures line in the investing activities section of the consolidated statement of cash flows.  In addition to non-cash items related to capital expenditures, the cash inflow from changes in accounts payables and other current liabilities also reflects the adjustments to remove non-cash items in other liabilities, which includes changes in the fair value of derivatives and restructuring accruals which are presented as adjustments to net income.

Corning Incorporated Consolidated Financial Statements, page 45

Note 20 Reportable Segments, page 83

4.	Please report the revenues from external customers for each product and service or each group of similar products. Refer to ASC 280-10-50-40 for guidance.

ASC 280-10-50-38 and ASC 280-10-50-40 require that public entities report the revenues from external customers for each product or group of similar products, based on the financial information used to produce the entity’s general purpose financial statements.  Corning operates in five reportable segments, which are described as follows:

•	Display Technologies – manufactures glass substrates for flat panel liquid crystal displays.
•	Telecommunications – manufactures optical fiber and cable and hardware and equipment components for the telecommunications industry.
•
Environmental Technologies – manufactures ceramic substrates and filters for automotive and diesel applications.  This reportable segment is an aggregation of our Automotive and Diesel operating segments as these two segments share similar economic characteristics, products, customer types, production processes and distribution methods.

•	Specialty Materials – manufactures products that provide more than 150 material formulations for glass, glass ceramics and fluoride crystals to meet demand for unique customer needs.
•	Life Sciences – manufactures glass and plastic labware, equipment, media and reagents to provide workflow solutions for scientific applications.

Our reportable segments are organized according to product categories sold to external customers.  Each of our reportable segments manufactures and sells products separate and distinct from other segments, and there are no intersegment sales.  Revenues from external customers for each group of similar products are reported in Note 20, Reporting Segments and Management’s Discussion and Analysis of Financial Condition and Results of Operation, Reportable Segments.  As such, since the products within each reportable segment have similar production processes, class of customers, and economic characteristics, the products in each segment are essentially similar and no additional disclosure would be required in accordance with ASC 280-10-50-38.

5.
We note that you have identified your Environmental Technologies reportable segment as being the result of the aggregation of two operating segments.  In light of the significance of your Display Technologies segment, please confirm that you do not have operating segments underlying this reportable segment.  In addition, in light of your discussion on page 33 regarding your goodwill impairment testing within the Specialty Materials segment, please confirm that the businesses you refer to do not meet the definition of an operating segment.  Refer to ASC 280-10-50-1.  Please provide us with a representative copy of your monthly CODM reporting packages as well as the financial information that you regularly provide to your Board of Directors.

The Management Committee (the MC) in its role as chief operating decision maker (CODM) assesses the financial performance of the company and its operating segments and allocates resources primarily based on a Quarterly Performance Review process and our annual one-year budget and five-year long range plan review processes.  At the quarterly reviews, typically the Corporate Controller provides a presentation on Corning’s consolidated financial performance for the current quarter and the outlook for the next quarter.  We are providing, concurrently with the delivery of this letter, a copy of our Quarter 4, 2012, CODM package (Quarterly Performance Review), as well as a copy of the financial information we provided to our Board of Directors at our February 5, 2013 Board of Directors meeting, which is representative of the financial information that we regularly provide to our Board of Directors.

Display Technologies segment

Our CODM reviews financial information by reporting segment on a quarterly basis.  Our Display Technology business manufactures glass substrates for active matrix liquid crystal displays (LCDs) that are used primarily in notebook computers, flat panel desktop monitors and LCD televisions.  Also included in our Display Technologies segment is a 50% owned equity affiliate, Samsung Corning Precision Materials (SCP), which manufactures LCD glass and sells to display manufacturers in Korea.

Our Display Technology business represents a single operating segment in accordance with ASC 280-10-50-1 which states that an operating segment is a component of a business (a) that engages in business activities from which it may earn revenues and incur expenses; (b) that has operating results that are regularly reviewed by the entity’s CODM to make decisions about resources to be allocated to the segment and assess its performance; and (c) for which discrete financial information is available.

In addition, based on the criteria set forth in ASC 280-10-50-10, the Display Technologies business is both the operating and reporting segment as (a) it meets the requirements of ASC 280-10-50-1 and ASC 280-10-50-3 through 50-9 and (b) it exceeds the quantitative threshold in ASC 280-10-50-12.

The quarterly financial information provided to the CODM includes summarized financial results for both the Corning manufactured products as well as the products manufactured by SCP.  The financial information presented to the CODM is at the glass substrate level and does not provide any detailed financial information by product line.  The financial information provided to the CODM aligns with the financial information reported externally, as required by ASC 280-10-50.

Specialty Materials segment

The reporting units within the Specialty Materials segment are the Specialty Glass business as a whole and the Ophthalmic business.  Financial information at the reporting unit level is not reviewed by the CODM.  Thus, our Specialty Materials business represents a single operating segment in accordance with ASC 280-10-50-1, the requirements of which are discussed in the paragraphs above.

The Specialty Materials business manufactures products that provide numerous material formulations for glass, glass ceramics and fluoride crystals for unique customer needs.  Although our Specialty Materials business has more than one component or reporting unit, the financial information presented to the CODM is at the glass substrate level and does not provide detailed financial information by business or product lines for allocating resources.  The financial information provided to the CODM aligns with the financial information reported externally, as required by ASC 280-10-50.

In addition, based on the criteria set forth in ASC 280-10-50-10, the Specialty Materials business is both the operating and reporting segment as (a) it meets the requirements of ASC 280-10-50-1 and ASC 280-10-50-3 through 50-9 and (b) it exceeds the quantitative threshold in ASC 280-10-50-12.

Dow Corning Corporation and Subsidiaries Consolidated Financial Statements, page 91

Note 14 Deferred Revenue, page 112

6.
We note that under certain long-term product sales agreements, customers were obligated to purchase minimum quantities of product and make specified payments.  Most of these product sales agreements extended over various periods and prior to 2012 the revenue associated with the agreements had been recognized using the average sales price over the life of the agreements.  Under the average price methodology, differences between amounts invoiced to customers under the agreements and amounts recognized using the average price methodology were reported as deferred revenue in the consolidated balance sheets.  After a series of amendments to the agreements in 2012, you concluded that future sales prices were no longer fixed and determinable and discontinued the use of the average price methodology.  For the year ended December 31, 2012 and periods thereafter, the revenue associated with these product sales agreements is recognized using invoice-based pricing with a ratable recognition of existing deferred revenue amounts. Please address the following:

Corning Incorporated owns 50% of Dow Corning Corporation (Dow Corning), an equity company that manufactures silicone products worldwide.  Dow Corning is a leader in silicon-based technology and innovation, offering more than 7,000 products and services.  Dow Corning is the majority owner of Hemlock Semiconductor Group (Hemlock), a market leader in the production of high purity polycrystalline silicon for the semiconductor and solar energy business.

•
Provide us with a representative copy of the 2012 amended agreement.  With reference to the specific terms of the amended agreement, provide support for your accounting.  In this regard, please specifically identify the authoritative literature you are relying on to ratably recognize the existing deferred revenue amounts;

•	We are providing, concurrent with the delivery of this letter, a redacted, representative copy of a 2012 amended agreement.

•
In the ordinary course of business, Hemlock entered into long-term take-or-pay product sales agreements with certain customers.  Most of these agreements require customers to make non-refundable advance cash payments which are carried on the balance sheet as deferred revenue.  The deferred revenue related to advanced payments is accounted for in accordance with SAB Topic 13 “Nonrefundable up-front fees”.  Dow Corning relied upon ASC 980-605-25-11 and 25-12, by analogy, to determine the appropriate revenue recognition treatment to account for its long-term sales agreements.  This guidance requires annual revenue recognized to be the lesser of 1) prices as stated in the agreement or 2) the average price over the life of the agreement.  Under the average price methodology, the difference between the invoice price and the calculated average price is recorded as deferred revenue.  As of December 31, 2012, the advance payment deferred revenue was $3,346.9 million and the average price deferred revenue was $225.4 million.

In the latter part of 2011, pricing in the polycrystalline silicon market declined rapidly primarily due to continued expansion within the industry and an oversupply of polycrystalline silicon.  Although not obligated to do so, during the fourth quarter of 2011, Hemlock amended a significant number of its long-term take-or-pay product sales agreements.   Generally, these amendments were effective for the fourth quarter of 2011 and first quarter of 2012 and provided temporary pricing relief to customers.   Due to the continuing oversupply of polycrystalline silicon and prevailing market conditions, Hemlock continued to amend long-term take-or-pay sales agreements throughout 2012.  Continued application of the average price methodology in 2012 would have resulted in a larger amount of revenue recognized, as the newly calculated amended average price was greater than the amended contract price for the period.  Accordingly, for 2012, Hemlock recognized revenue based on 1) amended contract prices, plus 2) ratable recognition of existing average price deferred revenue balances based on the proportion of quantities shipped during the period to the total remaining quantity to be supplied under the agreement.  In no instance in the fourth quarter of 2011 or in 2012 was the temporarily-reduced invoice pricing greater than the newly calculated average price.

Further, ASC 605-10-S99-1 requires that the seller's price to the buyer is fixed or determinable.  Due to the number and frequency of pricing amendments that continued to occur throughout 2012, Hemlock concluded that future pricing for the products sold under the long-term sales agreements was no longer fixed or determinable for the purpose of calculating an average price over the remaining term of the contract.  As such, for periods after December 31, 2012, Hemlock ceased use of the average price methodology and determined that revenue associated with these product sales agreements would be recognized using the invoice-based prices.  Any average price deferred revenue balances that had previously accumulated would be recognized into revenue ratably based on quantities shipped during the period relative to the total remaining quantities to be shipped under the contract.  However, it is important to note that as a matter of application of its revenue recognition methodology, Hemlock ceased using the average price revenue recognition methodology for amended long-term customer agreements in the fourth quarter of 2011.  As noted above, Hemlock provided significant temporary pricing relief to its customers.  Given the significance of the pricing concessions provided under each of the product sales amendments, the invoice prices charged to customers for products in the amended time periods were significantly less than the new calculated average price (on an agreement by agreement basis).  Thus, revenues for volumes shipped were recognized at the invoice price and the existing deferred average price pool was recognized ratably based on the volumes shipped.  Also to note during the entire period, the nonrefundable advance payment, as applicable, continued to be released from the balance sheet over the term of the agreement based on volumes shipped.

Dow Corning notes that there is no direct authoritative literature which prescribes ratable recognition of existing deferred revenue amounts when a change to the average price accounting method is required.  Hemlock applied principles from the revenue recognition guidance intended to avoid inappropriate acceleration of revenue recognition. Recognizing the existing pool of average price deferred revenue under the average price methodology would have accelerated the recognition of the existing pool of average price deferred revenue (i.e. for all amended agreements, the invoice price was significantly less than the prospectively recalculated new average price).  Hemlock did not deem an acceleration of the recognition of the existing pool of average price deferred revenue to be appropriate, particularly because Hemlock discretionarily granted price concessions to its customers.  Additionally, because the basic premise for earning revenue from these contracts is most closely related to individual product shipment, Dow Corning also believes that not recognizing any of the existing pool of average price deferred revenue until both parties to the agreement satisfied all performance obligations is inappropriate accounting treatment.  Thus, Dow Corning determined that ratably recognizing the existing pool of average price deferred revenue over future shipments was the most appropriate accounting treatment given the accounting impact of the other two alternatives.

•	Quantify the amount of deferred revenue recognized in 2012 under this new accounting policy and show us how you determined the appropriateness of the amount to be recognized;

•
The amount of deferred revenue recognized in 2012 as a result of ratable recognition based on quantities shipped under the amended agreements was $24.2 million.  The amount was determined to be appropriate based upon application of the accounting treatment described above and the quantities shipped during 2012 relative to the total remaining quantities to be shipped under the contract.

•	Quantify the current and long-term portion of your deferred revenues as of December 31, 2012 that relate to these amended long-term sales agreements;

•
The current and long-term portion of deferred revenues as of December 31, 2012 that relate to amended long-term sales agreements were $23.8 million and $201.6 million, respectively.  The remaining deferred revenue balances relate to advance payments received.

Form 10-Q for the Quarter Ended March 31, 2013

Item 1.  Financial Statements, page 3

Note 9  Investments, page 16

7.
You indicate under the Equity in Earnings of Affiliated Company section of Management’s Discussion and Analysis on page 35 that overcapacity at all levels of the solar industry supply chain resulted in further declines in volume and price at Hemlock. You further indicate that Dow Corning continues to monitor events and circumstances for potential triggering events for indicators of impairment.  Please confirm that the undiscounted cash flow analysis performed by Dow Corning’s management in the fourth quarter of 2012 assumed this further decline in volume and price at Hemlock.  If not, please address whether this continued deterioration of financial results is an indicator of impairment such that the Company must assess whether the carrying amount of its investment in Dow Corning is recoverable as of March 31, 2013.  Refer to ASC 323-10- 35-31 and 32.

•
In the fourth quarter of 2012, a number of adverse conditions within the polycrystalline silicon industry led Dow Corning to conclude that an impairment triggering event had occurred and a recoverability assessment of the related long-lived asset group was required.  For purposes of the recoverability assessment, Dow Corning identified the asset group at the lowest level for which identifiable cash flows are largely independent of cash flows of other assets and liabilities (ASC 360-10-35-23).  Additionally, in accordance with ASC 360-10-35-30, estimates of future cash flows used to test the recoverability of the asset group incorporated Dow Corning’s own assumptions about its use of the asset group and considered all available evidence.  Given the alternative courses of action to recover the carrying amount of the asset group under consideration by Dow Corning, a probability-weighted approach (ASC 360-10-55-23) was used.  The range of cash flow projections calculated within this multiple scenario approach contemplated a variety of alternatives and considered further declines in volumes and pricing relative to the deterioration observed during 2012.  The scenarios were appropriately weighted based on Dow Corning’s judgment of the likelihood of possible outcomes.  The results of the step 1 recoverability test indicated that the carrying value of the asset group was recoverable by a significant amount.

Because the undiscounted cash flow analysis performed by Dow Corning’s management in the fourth quarter of 2012 assumed a further decline in volume and price at Hemlock, Corning did not have an indicator of impairment as of March 31, 2013 such that further assessment of the carrying amount of its investment in Dow Corning was required by ASC 323-10-35-31 and 32.

Item 2. Management’s Discussion and Analysis, page 32

Reconciliation of Non-GAAP Measures, page 38

8.
We note that in the first quarter of 2013 you elected to change your method of recognizing actuarial gains and losses for your defined benefit pension plans.  You state that you will recognize the change in the fair value of plan assets in full and net actuarial gains and losses outside of the corridor annually in the fourth quarter of each year and whenever the plan is remeasured.  It appears, based on footnote (8) to your reconciliation of non-GAAP measures, that you intend to adjust certain of your non-GAAP Core Performance measures to remove these actuarial gains and losses.  Any future filings which include such adjustments should include the following disclosures to ensure transparency and clarity:

•
State qualitatively what the adjustment represents in the context of your pension accounting policy.  For example, you should clarify how you account for these actuarial gains or losses in your historical financial statements.

•
In our Form 10-Q for the period ended March 31, 2013, we disclosed the current and historical treatment of the actuarial gains and losses for our defined benefit pension plans in the Notes to the Consolidated Financial Statements, Note 1, Significant Accounting Policies, and in a Form 8-K, dated April 5, 2013, which disclosed the effect of the accounting change for the years ended December 31, 2012, 2011, and 2010.  In future filings which include such pension adjustments, we will enhance the disclosure within Management’s Discussion and Analysis of Financial Condition and Results of Operations, under Results of Operations, Reconciliation of Non-GAAP Measures, through additional discussion similar to the following:

“In accordance with GAAP, Corning recognizes pension actuarial gains and losses outside of the corridor, where the corridor is equal to 10% of the greater of the benefit obligation or the market-related value of plan assets at the beginning of the year, for our defined benefit pension plans annually in the fourth quarter of each year and whenever a plan is remeasured.  Actuarial gains and losses occur when actual experience differs from the estimates used to allocate the change in value of pension plans to expense throughout the year or when assumptions change, as they may each year.  Significant factors that can contribute to the recognition of actuarial gains and losses include changes in discount rates, differences between actual and expected returns on plan assets, and other changes in actuarial assumptions such as life expectancy of plan participants.  For further information on the actuarial assumptions and plan assets referenced above, see Management’s Discussion and Analysis of Financial Condition and Results of Operations, under Critical Accounting Estimates - Employee Retirement Plans, and Note 13, Employee Retirement Plans, of Notes to the Consolidated Financial Statements.”

•
Provide quantitative context for the actual and expected plan asset returns.  Specifically, disclose the actual return on plan assets amount and corresponding percentage that has been removed in arriving at the non-GAAP financial measure as well as the expected return on plan assets amount and related percentage that is now reflected in the non-GAAP financial measure;

•
In future filings in which our Core Performance measures include a pension mark-to-market adjustment, we will enhance our disclosure under Management’s Discussion and Analysis of Financial Condition and Results of Operations, under Critical Accounting Estimates, Employee Retirement Plans, by including information which further details the components of the actuarial gain/loss on pension plan remeasurement, as well as the actual and expect rates of return on assets, for each year presented.  An example of such disclosure for the years ended December 31, 2012, 2011, and 2010 follows:

	December 31,
(In millions)	2012	2011	2010
Actual return on plan assets – Domestic plans	$299	$216	$211
Expected return on plan assets – Domestic plans	150	155	148
Actual return on plan assets – International plans	10	16	21
Expected return on plan assets – International plans	10	11	12
	December 31,
	2012	2011	2010
Weighted-average actual and expected return on assets:
Actual return on plan assets – Domestic plans	12.06%	9.24%	10.49%
Expected return on plan assets – Domestic plans	6.00%	6.50%	7.25%
Actual return on plan assets – International plans	6.01%	8.40%	10.70%
Expected return on plan assets – International plans	6.01%	5.59%	6.01%

•
Disclose why management believes the inclusion of this adjustment to your non- GAAP measure provides useful information to investors. Refer to Item 10(e)(1)(i)(C) of Regulation S-K and Item 2.02 of Form 8-K.

•
In future filings in which our Core Performance measures include a pension mark-to-market adjustment, management will describe why it believes this non-GAAP measure provides useful information to investors through additional disclosure similar to the following:

Management believes presenting Core Performance measures, which exclude the impact of pension actuarial gains and losses outside of the corridor, provides investors with a meaningful supplemental presentation of Corning’s operating performance.  Management believes that pension actuarial gains and losses are primarily financing activities that are more reflective of changes in current conditions in global financial markets, and are not directly related to the underlying performance of our businesses.

9.
As set forth in footnote (3) to your reconciliation of non-GAAP measures, we note that you eliminate the results of Dow Corning Corporation’s consolidated subsidiary, Hemlock, to remove the non-operating items and events which have caused severe unpredictability and instability in earnings over the past eighteen months, and are expected to continue into the future.  Please address the following:

•
Please address the appropriateness of identifying the equity in earnings of Dow Corning Corporation that relates to Hemlock as non-operating.  Specifically address how the consolidated results of Hemlock, as reflected in Dow Corning’s consolidated financial statements, can be considered non-operating; and

•	Provide support for your statement that the events identified are unrelated to Hemlock’s core operations.

Corning Incorporated owns 50% of Dow Corning Corporation (Dow Corning), an equity company that manufactures silicone products worldwide.  Dow Corning is a leader in silicon-based technology and innovation, offering more than 7,000 products and services.  Dow Corning is the majority owner of Hemlock Semiconductor Group (Hemlock), a market leader in the production of high purity polycrystalline silicon for the semiconductor and solar energy business.

To assist investors’ understanding in the ongoing operations of Dow Corning, Hemlock and the Company, we added additional information in our Form 10-Q for the period ended March 31, 2013, under Management’s Discussion and Analysis of Financial Condition and Results of Operations, Equity in Earnings of Affiliated Companies.  We also ensured equity earnings under U.S. GAAP are more prominently displayed than non-GAAP information, allowing investors to compare U.S. GAAP reporting to Core Earnings (our non-GAAP disclosure).

In the reconciliation of non-GAAP measures in our Form 10-Q for the first quarter of 2013, we excluded the results of Hemlock with the goal of providing additional transparency to investors regarding Dow Corning’s on-going silicon operations and, thereby, to the Company’s ongoing operating performance.  Events and circumstances in the polycrystalline silicon market over the last 18 months have created a disruptive business environment for Hemlock and have had a distortive effect on Dow Corning’s equity earnings and on the Company’s earnings.  Although these events are largely outside the control of Hemlock, they are, in fact, operating items.  Until the market conditions stabilize and/or the Chinese Ministry of Commerce (MOFCOM)  investigation is finalized, we believe excluding the results of Hemlock provides additional transparency to investors regarding Dow Corning’s on-going silicon operations and, thereby, to the Company’s ongoing operating performance.  In our non-GAAP disclosures in future filings, we will separately disclose Hemlock’s operating and non-operating items.

An example of such disclosure follows:

	Three months ended March 31, 2013
	Net sales	Equity earnings	Income before income taxes	Net income	Effective tax rate
As reported	$1,814	$173	$528	$494	6.4%
Acquisition-related costs (4)			18	13
Discrete tax items (5)				(54)
Equity in earnings of affiliated companies (7)		2	2	2
Asbestos settlement (6)			2	1
Hemlock Semiconductor Operating (3)		5	5	4
Hemlock Semiconductor Non Operating (3)
Purchased collars (2)			(24)	(15)
Core Performance measures	$1,814	$180	$531	$445	16%

	Three months ended March 31, 2012
	Net sales	Equity earnings	Income before income taxes	Net income	Effective tax rate
As reported	$1,920	$218	$592	$474	19.9%
Asbestos settlement (6)			1	1
Hemlock Semiconductor Operating (3)		(3)	(3)	(3)
Hemlock Semiconductor Non Operating (3)
Constant-yen (1)	(100)	(37)	(92)	(75)
Core Performance measures	$1,820	$178	$498	$397	20%

(3)
Results of Dow Corning Corporation’s equity affiliate, Hemlock Semiconductor:  We are excluding the results of Dow Corning’s consolidated subsidiary, Hemlock Semiconductor, a producer of polycrystalline silicon, to remove the operating and non-operating items and events which have caused severe unpredictability and instability in earnings over the past eighteen months, and are expected to continue in the future.  These events are being primarily driven by the macro-economic environment.  Specifically, the uncertainty regarding the anti-dumping and countervailing duty investigation of imports of solar-grade polysilicon from the United States by the Chinese Ministry of Commerce and the impact of potential asset write-offs, offset by the potential benefit of large payments required under Hemlock customers’ “take-or-pay” contracts, are events that are unrelated to Dow Corning’s core operations, and that have, or could have, significant impact to this business.

Corning acknowledges that:

•	We are responsible for the adequacy and accuracy of the disclosure in our filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*     *     *     *     *

Please direct questions regarding this response to me at (607) 974-3331.

Sincerely,

/s/ R. Tony Tripeny
R. Tony Tripeny
Sr. Vice President & Corporate Controller

cc:	Wendell P. Weeks, Chairman, Chief Executive Officer and President
James B. Flaws, Vice Chairman and Chief Financial Officer
Vincent P. Hatton, Sr. Vice President and General Counsel
Marilyn J. Griffin, Director, Accounting, Compliance & Reporting
Kurt M. Landgraf, Chairman, Corning Board of Directors Audit Committee
Pierre-Alain Sur, PricewaterhouseCoopers LLP
Stephen T. Giove, Shearman & Sterling LLP